

March 2, 2011

Via U.S. Mail and Fax (403) 270-3065
Ms. Jacqueline Danforth
Chief Financial Officer
Octagon 88 Resources, Inc.
348 – 14th Street NW
Calgary, Alberta T2N 1Z7

> **Re:** **Octagon 88 Resources, Inc.**
> **Form 10-K for Fiscal Year ended June 30, 2010**
> **Forms 10-Q for Fiscal Quarters ended September 30 and December 31, 2010**
> **Filed September 30, 2010**
> **File No. 000-53560**

Dear Ms. Danforth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 4

1.   We note your disclosures in this Form 10-Q, as well as in Form 10-Q for the fiscal quarter ended December 31, 2010, indicating that based on your evaluations as of the end of the quarter covered by each report, you concluded that your disclosure controls and procedures (DCP) were effective.

Tell us how you reached these conclusions, given your conclusions in Form 10-K for the fiscal year ended June 30, 2010 that both your DCP and internal control over financial reporting (ICFR) were not effective due to material weaknesses and significant deficiencies identified, and your disclosures in these subsequent quarterly reports on Form 10-Q that there were no changes in your ICFR, including no corrections of these material weaknesses and significant deficiencies, that occurred during each quarter ended that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. James A. Smith